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                                                                     EXHIBIT 4.7

                             CFO EMPLOYMENT CONTRACT

January 19, 2005

Mr. Paul Ireland
3912 Ragged Ass Road,

Yellowknife, Northwest Territories

X1A 2T4

Dear Paul:

On behalf of Western Forest Products Inc., I am very pleased to offer you the position of Vice-President, Finance and Chief Financial Officer of the Company.

COMPENSATION

Your base salary will be Two Hundred and Twenty Five Thousand Dollars ($225,000
CDN) per annum, paid on a bi-weekly basis. Your salary will be reviewed on an annual basis with the first review to occur during the second quarter of 2006 coincident with your annual performance review.

INCENTIVE COMPENSATION

You will be eligible to participate in the Company's Short Term Incentive Plan, with a bonus target of 40% of your base salary. Any payments under the Corporate Bonus Plan will depend upon personal and corporate performance and will be paid according to the terms of the plan.

BENEFITS

You will be entitled to participate in the Corporation's benefit program effective from your start date. The details of which will follow under separate cover.

PENSION

You will be entitled to participate in the new Western Forest Products Pension Plan as announced recently, the details of which will follow under separate cover. You will also be eligible for participation in the supplemental pension plan.

LONG TERM INCENTIVE PLAN

The Company is in the process of developing a new Long Term Incentive Plan which will be designed to create alignment between the long term interests of our senior management team and our shareholders. This plan may involve the use of common share purchase options, restricted or deferred share units or other such equity-based compensation mechanisms. You will be eligible to participate in this Long Term Incentive Plan at a level to be determined by the Board but consistent with your position and experience.

Awards under the Long Term Incentive Plan will be reviewed annually following your Performance Review.

VACATION

You will be credited with 11 years of service towards vacation calculations as of your start date. Your vacation entitlement will then change as per the company benefits outline as you hit future milestones.

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RELOCATION

You will be provided with a relocation program covering the costs of acquiring a home in the Duncan area. A sundry allowance equal to one half months base salary will be provided for other moving costs. Interim accommodation will be provided subject to prior approval.

VEHICLE ALLOWANCE

Vehicle Allowance will be provided at $1,100.00 CDN per month.

START DATE

We understand you are able to commence work with us immediately.

SEVERANCE PACKAGE

In the event of termination without cause, you will be provided a separation payment equal to 12 months of salary plus bonus based on the average of bonus history over the past three years or shorter, if applicable. This payment is inclusive of all obligations by the Company. Any vested options must be exercised within 90 days of separation.

CHANGE OF CONTROL

In the event of a material change in control of Western Forest Products, and you are not offered employment on substantially the same terms and conditions you will be entitled, for a period of 90 days, thereafter, to resign your employment and receive a lump sum payment equal to 24 months of salary plus bonus amounts due to you.

EMPLOYMENT AGREEMENT

You and I may wish to clarify details relative to this offer in a separate document. In no case will such clarifications reduce the values of this offer.

The foregoing terms and conditions are accepted this 20th day of January, 2005.

/s/ R. Hert                                  /s/ P. Ireland
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Reynold Hert                                 Paul Ireland
President & Chief Executive Officer
Western Forest Products Inc.

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